Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

September 12, 2017

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Fettig

Re:       Vivaldi Opportunities Fund, File Nos.: 333-218180; 811-23255

Dear Ms. Fettig:

The following responds to the comments you provided on September 11, 2017 in connection with your review of Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Vivaldi Opportunities Fund (the “Fund” or “Registrant”).1

1.	Comment: The consent of the independent registered public accounting firm filed as exhibit (n) to the Registration Statement references an audit report dated September 5, 2017, while the audit report included with the Registration Statement is dated September 6, 2017. Please file an updated consent reflecting the correct date of the audit report.

Response: The Registrant will file the corrected exhibit by means of a pre-effective amendment filing.

2.	Comment: Please confirm that there will be no sales load for the Fund.

Response: Registrant confirms that there will be no sales load for the Fund.

3.	Comment: Are Shareholders charged any fees in connection with the Fund’s dividend reinvestment program, and if so, where are those fees reflected in the fee table?

Response: Shareholders are not charged any fees in connection with the Fund’s dividend reinvestment program.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

4.	Comment: Please explain where the Fund’s offering expenses are reflected in the fee table.

Response: As disclosed in the Prospectus, the Fund’s offering expenses are included under “Other Expenses” in the fee table.

5.	Comment: Does the Fund plan to engage in borrowing during its first year of operation? If so, please include interest expenses associated with borrowing in the fee table and reflect the impact of that borrowing in the “Management Fee” line of the fee table.

Response: As disclosed in the Prospectus, the Fund does not expect to engage in borrowing during its first year of operation.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

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